FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2002

 Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II
Index to Financial Statements
December 31, 2002 and 2001

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
 EMPLOYEE SAVINGS PLAN II

Report of Independent Auditors

To the Participants and Administrator of the
  United Technologies Corporation
  Employee Savings Plan II

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan II (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 27, 2003

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II
 Statements of Net Assets Available for Benefits
 (Thousands of Dollars)

	December 31, 2002	December 31, 2001
Assets:
Investments (Notes 3 through 6)	$207,737	$159,493

Contributions receivable:
Participants'	609	41
Employer's	130	15
	739	56

Net Assets Available for Benefits	$208,476	$159,549

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II
 Statement of Changes in Net Assets Available for Benefits
 (Thousands of Dollars)

Year Ended December 31, 2002
Additions to net assets attributed to:
Investment Income:
Interest	$6,643
Dividends	841

Contributions:
Participants'	16,107
Employer's	7,325
Total additions	30,916

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(18,909)
Distributions to participants	(15,963)
Administrative expenses	(304)
Interest expense	(226)
Total deductions	(35,402)

Net decrease prior to transfers	(4,486)

Plan transfers:
Assets transferred into Plan (Notes 4 and 12)	56,683
Assets transferred out of Plan	(3,270)
Net Plan transfers	53,413

Net Increase	48,927

Net Assets Available for Benefits, December 31, 2001	159,549

Net Assets Available for Benefits, December 31, 2002	$208,476

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
 EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan II (formerly the UTC Savings Plan for Hourly Management-Represented Employees) (the "Plan") is a defined contribution savings plan administered by United Technologies Corporation ("UTC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Both salaried employees and non-union hourly employees of certain divisions of Carrier Corporation, Hamilton Sundstrand, Pratt & Whitney and Sikorsky Aircraft Corporation ("Sikorsky") are eligible to participate in the Plan immediately (except for one Sikorsky location with a three-month waiting period).  The date on which participants are eligible for employer contributions may vary by the particular location. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a particular location.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options for participants. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.  Employer contributions vary depending on the provisions of the Plan specific to a particular location.  Generally, the Employer's contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

UTC has established a leveraged Employee Stock Ownership Plan ("ESOP") to fund substantially all of the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC currently matches up to 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (see Note 7). However, participants who have reached at least age 55 may direct that up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions be invested in the other investment funds offered through the Plan. In such cases, UTC may redeem or exchange the ESOP Preferred Stock in the participants' accounts for cash.  Such stock may be allocated to other participants in the future. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant’s account is credited with the participant's contributions and allocations of (a) UTC’s contributions based on a percentage of the participant’s contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested employer contribution accounts are used to reduce future Employer contributions. For the year ended December 31, 2002, approximately $65,000 of forfeitures were used to fund UTC's contributions.

Voting Rights.  Common Stock held in the UTC Common Stock Fund and ESOP Fund and ESOP Preferred shares are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds.  ESOP Preferred shares vote on all matters submitted for vote to the UTC Common Stock shareowners.  Each share of ESOP Preferred stock is entitled to 5.2 votes compared to one vote for each share of UTC Common Stock.  All shares of employer stock in the UTC Common Stock Fund or participants' ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions.  All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.  All employer stock in the ESOP Fund that has been allocated to participants' ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the Unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

Trustee and Recordkeeper. All of the Plan's assets are held by Deutsche Bank Trust Company Americas, the Plan trustee. Deutsche Bank Trust Company Americas is a subsidiary of Deutsche Bank.  Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their account balances, excluding employer contributions. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Deutsche Bank's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2002 were approximately $60,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the "Master Trust") maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (See Note 6).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 5) are stated at contract value, which represents fair value.  Contract value includes contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock’s fair value is the higher of the guaranteed value ($65) or four times the daily ending price of UTC’s Common Stock. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Reclassifications.  Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

Plan Expenses. Plan administrative expenses, including Plan trustee and a portion of the recordkeeper fees were paid directly by the employer in 2002. The remaining recordkeeper fees were paid by participants in 2002.  Investment management fees are charged against Plan assets. All other administrative and investment expenses were paid out of Plan assets during 2002.

Use of Estimates. The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2002	2001

Equity Fund, 1,321,534 and 944,051 units, respectively	$27,065	$24,789

Income Fund, 1,162,858 and 906,934 units, respectively	105,378	76,972

Fidelity Growth and Income Fund, 226,533 and 221,226 units, respectively	6,866	8,269

UTC Common Stock Fund, 388,626 and 363,711 units, respectively	8,262	8,103

UTC ESOP Fund, 81,252 and 48,557 units, respectively	20,131*	12,553*

* Non-participant directed

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $18,909 as follows:

(Thousands of Dollars)
Mutual Funds	$(17,591)
ESOP Fund	(976)
UTC Common Stock Fund	(342)
$(18,909)

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP fund which is for the nonparticipant-directed investments (Note 7):

(Thousands of Dollars)
	December 31,
	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term Investments	$18	$-	$18	$24	$-	$24
Common Stock		2	2	-	1	1
ESOP Stock Fund	12,917	7,214	20,131	9,239	3,314	12,553
ESOP Receivables	-	1,002	1,002	-	382	382
Total Assets	12,935	8,218	21,153	9,263	3,697	12,960

Liabilities:
Accrued ESOP Interest	-	(12)	(12)	-	(5)	(5)
ESOP Debt	-	(1,544)	(1,544)	-	(723)	(723)
Notes Payable to UTC	-	(1,288)	(1,288)	-	(477)	(477)
Total Liabilities	-	(2,844)	(2,844)	-	(1,205)	(1,205)

Net Assets	$12,935	$5,374	$18,309	$9,263	$2,492	$11,755

	Year Ended December 31, 2002
	Allocated	Unallocated	Total

Additions:
Interest and Dividend Income	$208	$148	$356
Contributions	-	1,791	1,791
Allocation of ESOP shares, at market	4,898	-	4,898
Apportionment of Unallocated ESOP shares	-	6,411	6,411
Total Additions	5,106	8,350	13,456

Deductions:
Net depreciation of ESOP shares	$632	$344	$976
Distributions to participants	735	-	735
Interest Expense	-	226	226
Transfers to participant-directed investments	67	-	67
Allocation of ESOP shares, at market	-	4,898	4,898
Total Deductions	1,434	5,468	6,902

Net increase	$3,672	$2,882	$6,554

Net assets:
Beginning of year	9,263	2,492	11,755
End of Year	$12,935	5,374	18,309

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2002 and 2001 were 6.78% and 8.31%, respectively.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Deutsche Bank Trust Company Americas. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the Plans' participants.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation
Master Trust Statements of Net Assets
 (Thousands of Dollars)

>
	December 31,
	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets:
Short-term investments	$24,137	$-	$24,137	$34,221	$-	$34,221
Investments:
Equity:
Mutual funds	549,432		549,432	658,861	-	658,861
Equity commingled index funds	924,906	-	924,906	1,203,904	-	1,203,904
Common stock	674,306	310	674,616	768,320	283	768,603
ESOP stock fund	1,624,640	1,082,039	2,706,679	1,693,307	1,219,410	2,912,717
Debt:
Fixed income commingled index funds	17,131	-	17,131	19,422	-	19,422
Income Fund investment contracts	5,285,606	-	5,285,606	4,775,327	-	4,775,327
Participant notes receivable	90,787	-	90,787	92,055	-	92,055
Subtotal	9,190,945	1,082,349	10,273,294	9,245,417	1,219,693	10,465,110

ESOP receivables	-	150,284	150,284	-	140,825	140,825
Interest and dividend receivable	1,674		1,674	2,297	-	2,297
Total assets	9,192,619	1,232,633	10,425,252	9,247,714	1,360,518	10,608,232

Liabilities:
Accrued liabilities	39,113	-	39,113	6,499	-	6,499
Accrued ESOP interest	-	1,865	1,865	-	1,976	1,976
ESOP debt	-	231,600	231,600	-	266,100	266,100
Notes payable to UTC	-	193,133	193,133	-	175,334	175,334
Total liabilities	39,113	426,598	465,711	6,499	443,410	449,909

Net Assets	$9,153,506	$806,035	$9,959,541	$9,241,215	$917,108	$10,158,323

Net assets of the Master Trust attributable to the Plan	$202,363	$5,374	$207,737	$157,000	$2,493	$159,493

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
(Thousands of Dollars)

	Year Ended December 31, 2002
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$384,220	$21,225	$405,445
Contributions from participating plans for purchase of units	302,384	24,811	327,195
Allocation of 269,000 ESOP shares, at market	71,553	-	71,553

Total additions	758,157	46,036	804,193

Deductions:
Net depreciation on fair value of investments	(466,592)	(51,592)	(518,184)
Benefit payments on behalf of participating plans	(430,445)	-	(430,445)
Allocation of 269,000 ESOP shares, at market	-	(71,553)	(71,553)
Master trust expenses	(3,079)	(33,964)	(37,043)

Total deductions	(900,116)	(157,109)	(1,057,225)

Net decrease prior to transfers	(141,959)	(111,073)	(253,032)

Plan transfers:
Assets transferred in	70,167	-	70,167
Assets transferred out	(15,917)	-	(15,917)

Net Plan transfers	54,250	-	54,250

Decrease in net assets	(87,709)	(111,073)	(198,782)

Net Assets:
Beginning of year	9,241,215	917,108	10,158,323
End of Year	$9,153,506	$806,035	$9,959,541

Year Ended December 31, 2002
Amounts pertaining to Plan:
Plan interest in net depreciation and investment income of Master Trust	$(11,425)
Contributions received (cash basis)	$22,749
Assets transferred into Plan (Note 12)	$56,683
Distributions to participants	$(15,963)
Plan expenses	$(530)
Assets transferred out of Plan	$(3,270)

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. Each ESOP share is convertible into four shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 8 and 9.

ESOP Shares are allocated to participant accounts of the Plan and the other ESOP eligible Plan within the Master Trust (the "ESOP Plans") as they earn UTC's matching contributions. ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The unallocated ESOP Shares are apportioned for the purposes of these financial statements to the ESOP Plans based on the average net asset value of the allocated shares of the Plans. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC must contribute additional ESOP Shares, UTC Common Stock, or cash. To the extent that ESOP Shares released through debt service exceed the matching contribution requirement, the debt has been restructured so that the value of the released ESOP Shares does not exceed the ESOP Plans' matching contribution requirement. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the period ended December 31, 2002, participants were credited with matching contributions of $71.6  million representing approximately 269,000 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. As of January 1, 2002, participants may elect to receive cash dividends. During 2002, participants earned dividends of approximately $31.2 million representing approximately 120,000 shares.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or four shares of UTC Common Stock for each ESOP Share. Each ESOP share is valued at the higher of four times the market value of UTC's Common Stock or $65. A participant cannot elect to receive the distribution in ESOP Shares. The ESOP Fund's investment in ESOP Shares at period end is as follows:

(Thousands of Dollars,	December 31, 2002		December 31, 2001
except share amounts)	Allocated	Total	Allocated	Total

Number of Shares	6,553,771	10,924,622	6,549,687	11,266,913
Guaranteed Value	$425,995	$710,100	$425,730	$732,349
Market Value	$1,623,762	$2,706,679	$1,693,225	$2,912,717

The market value of the ESOP Shares was $247.76 and $258.52 per share at December 31, 2002 and 2001, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 2002 and 2001 include unrealized appreciation of approximately $2.0 billion and $2.2 billion, of which $0.8 billion and $0.9 billion relates to unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.00 per share plus accrued and unpaid dividends. However, upon notice to the Trustee of UTC's intention to redeem, the trustee can convert each preferred share into four shares of UTC Common Stock if more beneficial to participants.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the "Agreement") and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2002:
Note Series	Principal (000's)	Rate of Interest	Due

B	$181,600	7.68%	2003 - 2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009
	$231,600

Required payments on these Notes, in aggregate, for the next five plan years are $34.0 million in 2003, $33.6 million in 2004, $33.2 million in 2005, $32.9 million in 2006, and $32.6 million in 2007.

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 8, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 2003 - 2009. At December 31, 2002, $50.1 million was outstanding. Required principal payments on the note for the next five plan years are $5.5 million in 2003, $5.7 million in 2004, $5.9 million in 2005, $6.7 million in 2006, and $7.5 million in 2007. The Trustee executed the following additional promissory notes. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.
Dates Issued	Principal (000's)	Rate of Interest	Due

December 10, 1997	$15,000	6.35%	December 10, 2007
December 10, 1998	19,000	5.50%	December 10, 2008
December 10, 1999	32,000	6.95%	December 10, 2009
December 10, 2000	27,000	6.72%	December 10, 2010
December 10, 2001	27,000	5.95%	December 10, 2011
December 10, 2002	23,000	5.58%	December 10, 2012
	$143,000

NOTE 10 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are investments managed by Deutsche Asset Management and Fidelity. Deutsche Bank Trust Company Americas, a subsidiary of Deutsche Bank, and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds common and preferred shares of UTC, the Plan sponsor, and these qualify as party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the "Fund"), which is comprised of a short-term investment fund component and shares of common stock of UTC.  The unit values of the Fund are recorded and maintained by Fidelity.  During the year ended December 31, 2002, the Plan purchased units of the Fund in the approximate amount of $4,020,000, sold units of the Fund in the approximate amount of $3,519,000, and had net depreciation on the Fund in the approximate amount of $342,000. The total value of the Plan's interest in the Fund was approximately $8,262,000 and $8,103,000 at December 31, 2002 and 2001, respectively.

NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN II
Notes to Financial Statements

NOTE 12 - PLAN TRANSFERS

During 2001, UTC approved the merger of the YZ Industries, Inc. 401(k) Profit Sharing Plan into the Plan. Participants of the YZ Industries, Inc. 401(k) Profit Sharing Plan are eligible to participate in the Plan effective January 2, 2002. On January 4, 2002, approximately $2,800,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Specialty Equipment Companies Retirement Savings Plan into the Plan. Participants of the Specialty Equipment Companies Retirement Savings Plan are eligible to participate in the Plan effective January 15, 2002. On January 15, 2002, approximately $30,651,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Cade Industries, Inc. Employee Savings Plan into the Plan. Participants of the Cade Industries, Inc. Employee Savings Plan are eligible to participate in the Plan effective February 1, 2002. On February 1, 2002, approximately $6,468,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Keystone Engineering Company Profit-Sharing Retirement Plan into the Plan. Participants of the Keystone Engineering Company Profit-Sharing Retirement Plan are eligible to participate in the Plan effective February 1, 2002. On February 4, 2002, approximately $3,698,000 of net assets were transferred into the Plan.

During 2001, UTC approved the merger of the Carter-Hoffmann Corporation Profit Sharing Plan into the Plan.  Participants of Carter-Hoffmann Corporation Profit Sharing Plan are eligible to participate in the Plan effective January 3, 2002.  On January 3, 2002, approximately $5,885,000 of net assets were transferred into the Plan.

NOTE 13 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 14 - SUBSEQUENT EVENTS

During 2002, UTC approved the merger of Derco Aerospace, Inc. 401(k) Savings Plan ("Derco Plan") into the Plan. Participants of the Derco Plan are eligible to participate in the Plan effective December 31, 2002.  Subsequent to year-end, approximately $11,092,000 of net assets were transferred into the Plan.

During 2002, UTC approved the merger of Diehl Equipment Co., Inc. 401(k) Plan into the Plan. Participants of Diehl Equipment Co., Inc. 401(k) Plan are eligible to participate in the Plan effective January 31, 2003. Subsequent to year-end, approximately $1,474,000 of net assets were transferred into the Plan.

During 2002, UTC approved the merger of the United Electric Plan into the Plan and into the United Technologies Corporation Represented Employee Savings Plan.  Salary participants of the United Electric Plan were eligible to participate in the Plan effective April 1, 2001.  Subsequent to year-end, approximately $1,511,000 of net assets were transferred into the Plan.

Subsequent to year-end, UTC approved the merger of the Plan into the United Technologies Corporation Employee Savings Plan.  The merger is expected to be completed by December 31, 2003.

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN II

Dated: June 30, 2003	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Auditors *

(99)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Laurie P. Havanec and David L. Porter as of June 30, 2003. *

* Submitted electronically herewith.